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                      April 25, 2024

       Philip D'Ambrosio
       Executive Vice President and Treasurer
       Madison Square Garden Entertainment Corp.
       Two Penn Plaza
       New York, NY 10121

                                                        Re: Madison Square
Garden Entertainment Corp.
                                                            Form 10-K for
Fiscal Year Ended June 30, 2023
                                                            File No. 001-41627

       Dear Philip D'Ambrosio:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Trade & Services